SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                          NOTIFICATION OF LATE FILING
                                                  -----------------------------
                                                          SEC FILE NUMBER
                                                               0-8505
                                                  -----------------------------
                                                            CUSIP NUMBER
                                                            667822 10 0
                                                  -----------------------------

(Check One):  [  ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
                        [x] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

              For Period Ended:  September 30, 1997
              [ ] Transition Report on Form 10-K
              [ ]  Transition  Report on Form 20-F
              [ ]  Transition Report  on Form  11-K
              [ ]  Transition  Report on Form 10-Q
              [ ]  Transition Report on Form  N-SAR
              For the Transition Period Ended:
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant

     Northwest Teleproductions, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

     4000 West 76th Street

City, State and Zip Code

     Minneapolis, Minnesota 55435
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof,
[x] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

In light of a recent management change at the Chief Executive Officer level, it has taken more time than anticipated to prepare the Registrant's quarterly documents, and additional time is required to provide for adequate preparation and review of such materials.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Phillip A. Staden                    612                     835-6450
        (Name)                       (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is
     no, identify report(s).       [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                      [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        See attached press release issued November 17, 1997.

                         Northwest Teleproductions, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  November 17, 1997         By /s/ Phillip A. Staden
                                  Phillip A. Staden, Chief Executive Officer and
                                    Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter). 551906

                                  PRESS RELEASE



Contact:
Phillip A. Staden, CEO                                          Minneapolis, MN
612-835-6450                                                  November 17, 1997

Northwest Teleproductions, Inc. (Nasdaq: "NWTL") reports sales of $3,212,531 and a net loss of $384,046 or $.28 per share for the second quarter ended September 30, 1997. This compares with sales of $3,469,747 and net income of $188,536 or $.14 per share for the second quarter of the prior year. Year to date sales of $6,099,371 and a net loss of $859,875 compares with sales of $6,050,262 and a net loss of $222,209 for the corresponding period last year.

Phillip A. Staden, President, said "We are continuing to work towards increasing revenue growth in our core business units that service the corporate industrial and advertising agency marketplace. In our effort to move forward we are expanding our sales force. New sales associates in Chicago and Dallas have already been hired. We will expand the sales force in Minneapolis in the near future. Also, there have been modest delays in servicing the backlog for some of our largest clients. We anticipate catching up with the backlog during the third quarter. To balance the decline in revenues additional overhead reductions are planned to bring fixed expenses in line with projected revenues. The Company does continue to be successful in our Programming Group. There are currently five projects in production including the prime time show Gimme Shelter. This is an area of growth that the Company is committed to support."

Northwest Teleproductions, Inc. is a full service production company with additional specialties in creative development for network show production, broadcast programming, and high-end post and graphics. The Company has facilities in Minneapolis, Chicago and Dallas.

                                                  Three Months Ended                 Six Months Ended
                                                    September 30                        September 30
                                             1997                1996                1997                1996
                                             ----                ----                ----                ----

NET SALES                                    $3,212,531          $3,469,747          $6,099,371          $6,050,262
COST OF SALES
    Cost of products and services sold       $2,943,192          $2,710,142          $5,725,238          $5,168,590
    Selling, general and administrative        $511,159            $502,323          $1,004,465          $1,021,152
    Interest                                   $143,622            $125,783            $279,601            $240,405
                                             ----------          ----------          ----------          ----------
                                             $3,597,973          $3,338,248          $7,009,304          $6,430,147
                                             ----------          ----------          ----------          ----------
                                              ($385,442)           $131,499           ($909,933)          ($379,885)
Other Income                                     $1,396              $8,898             $50,058              $9,537
                                             ----------          ----------          ----------          ----------
Income Before Income Tax (Credit) Expen       ($384,046)           $140,397           ($859,875)          ($370,348)
Income Tax (Credit) Expense                                        ($48,139)                              ($148,139)
Net Income (Loss)                             ($384,046)           $188,536           ($859,875)          ($222,209)
                                             ==========          ==========          ===========         ==========
Net Income (Loss) Per Share                    ($0.28)              $0.14                ($0.63)             ($0.16)
                                             ==========          ===========         ===========         ==========